technology

AppApp

Complimentary appetizers whenever you dine out

GETAPPAPP.COM NEW YORK



We're working on this because we want to expedite rewards for users while keeping costs down for restaurants. There's been a big push to providing rewards for loyalty, but customers often have to wait a long time to use them. Our competitors charge restaurants so much to participate in their listings that it cuts into the restaurant's bottom line.

Todd Folk CEO/CoFounder @ AppApp

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OVERVIEW
STORY
INVESTOR
Q&A
FINANCIALS
RISKS
DETAILS

Why you may want to support us...

1. 90+ partner restaurants in NYC including: Sen Sakana, Sparks Steakhouse, Obica Mozzarella Bar, and Le Rivage.
2. Version 2 released October 6th, 2019
3. 250+ Monthly Active Users.
4. User spend per appetizer redemption is ~$45 at partner restaurants.
5. We DO NOT pay for appetizers; they are covered 100% by the restaurants.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Todd Folk
CEO/CoFounder
10+ years in the hospitality industry. Entrepreneur who has founded and sold two companies. Tobacconist & Rum aficionado.

Nick Ludwig
COO/CoFounder
5+ years in foodtech. #1 sales person nationwide for corporate tech catering platform.

Why people love us

Keith Murphy
Friend

He's enthusiastic. I'm betting on his character and competence.
Anthony Onwugbenu Friend $100

Barbara Ludwig Other Family Member $2,000

See more on Buzz

Some of our investors

WE'VE RAISED $286,233 FROM 1179+ INVESTORS SINCE OUR FOUNDING

Craig Vom Lehn
Private Equity portfolio company management, MBA, Strategy and Financial Analysis. Family man and dividend investor in Gilbert, AZ

Travis Bowlby
Curious. Business owner. Real estate Agent. Tax Pro. Project Manager.

Ricardo Allen
6 Year Professional Athlete passionate about making dreams a reality! Nothing is off the table, hit me with your best shot!

Joyce Ford
Joyce Ford

Eric White
Full Time Product Designer, Part Time Investor...

Maxamillian Klinoff
Navy veteran Outdoor enthusiast Athlete

Sandy Chan
I'm very excited to learn a new way to make my money grow!

Paul Ng Wai
I'm an investor and entrepreneur who is just starting out on this adventure to achieve my visions and help many around me on a global scale.

Gregor Boznik
Gregor

along with 1170 other investors

Downloads

App-App Deck 3-19.pdf

The Story of App-App

We launched in 2018 and but this crazy journey began much earlier and is still just starting.

When One Crazy Idea Sparks It All

Back in 2016, Nick and I worked together at Cater2.me - a Food-tech startup changing the face of corporate catering. We were bitter rivals in sales constantly fighting for that #1 spot - but always there to help the other succeed and improve. I remember when he looked at me for the first time and simply said "I have an idea, and I don't know what to do with it". That idea was the premise for App-App... reward people right away for choosing to enjoy a restaurant. As a previous bar owner, driving traffic resonates with me, but honestly the fees many times don't - so we decided to set out and find a way to make this crazy concept work.


What's The Deal With
App-App?
We are a membership based mobile app that allows users to claim one complimentary appetizer per day from any of our partner restaurants.
App-App Restaurants
A La Turka
Stax Sports Bar
SIGN UP FOR $10.99/MONTH
DISCOVER NEW RESTAURANTS
ENJOY GREAT FOOD IN NYC!

The initial concept was simple - restaurants should use their food for marketing.

Research Never Tasted So Good

We went around to restaurants and bars in Hells Kitchen, NYC, our stomping ground, and spoke to managers and owners about the concept. It was then that we really understood just how much current mobile marketing gouged restaurants, typically taking between 35-75% of the bill. This is when we became adamant about making our platform HELP, instead of gouge, restaurants by removing all fees. Top that off with seeing how many of them were excited to offer a free bite to lock in a customer, we knew we had a winner on our hands.



Getting to sample amazing dishes is the greatest perk. Oh, all of these are available on App-App!

How TechDay 2018 Stopped Us Cold

We launched into our beta just in time for TechDay of 2018. Over joyed and with a lot of hype from people coming up to us we were sure this was going to work.... but it didn't. Despite hundreds of people giving over info and seeming really excited, we added very few subscriptions. We were so focused on what our restaurants needed that we didn't take ample time to really learn about what our users wanted. We assumed that everyone would want free appetizers and paying a subscription for any access wouldn't be an issue - boy were we wrong. We spent the next several months correcting our app and questioning our users to design a unique experience that resonates with them.


APP-APP
Join us now!
GUAC ROCKS!
THIS IS HOW I ROLL!

Seeing the excitement of people learning about App-App was amazing!

Rethink, Redesign, Restart, And Our First Raise

In May this year (2019), we launched our first campaign with the goal of raising $30,000 to begin building out our new version and use that as a stepping stone to raise from additional angels. Well, with everyones support we BLEW past that goal and raised over $250,000! With this we were able to dive right into development, hire 2 employees, and get the ball rolling at lightning speed. Since receiving the funds (mid August), we have released a new version to the app store and have a strong timeline of updates coming bi-weekly to the app for the next several months. In those two months we have grown our restaurant base almost 20% and are now prepped to push into user growth heavily. We are well on our path to creating a unique experience for restaurant and our users to reshape how everyone eats out.


LIVE VERSION
(MVP)
NEW
VERSION

Lots of user feedback went into the redesign of App-App and we can't wait to release it with your help.

Creating a Blueprint for Growth

The previous year was all about bringing our first batch of restaurants on board... I mean what good is an app about food with no food. The first 2 quarters of this year was working with our beta users to really define what they needed and wanted from our app and then designing it. Moving forward we are all about user growth (don't worry though, we are still adding new restaurants too!).

To accomplish this, we are working with our partner restaurants to have events at their locations to drive awareness to us and attract customers that can get immediate value from App-App, working with several food influencers to promote the app, being part of various food and tech events throughout the city, and hosting unique food/drink experiences throughout the city to get our name, message, and most importantly our product in peoples hands.

We are excited to have you as part of this journey to change the way mobile marketing works for the the restaurant industry!

Investor Q&A

– COLLAPSE ALL

COLLAPSE ALL

What does your company do?

We provide users a complimentary appetizer when they dine at our partner restaurants.

Where will your company be in 5 years?

Our focus is to unquestionably become the go-to platform for people who want enjoy restaurants. Within the first 5 years we aim to have expanded to every major metro region in the US.

Why did you choose this idea?

We're working on this because we want to expedite rewards for users while keeping costs down for restaurants. There's been a big push to providing rewards for loyalty, but customers often have to wait a long time to use them. Our competitors charge restaurants so much to participate in their listings that it cuts into the restaurant's bottom line.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

This is two fold. First, society is becoming more impatient. Currently loyalty programs require multiple visits or high thresholds and studies have show that the wait detracts from the value of the perk. Add to that the fact that digital marketing spend is increasing for restaurants, not just in volume but in cost to drive customers, and you have an

environment where the cost to make a customer feel special by offering them a perk now is similar to the cost to convert them through ads.

What is your proudest accomplishment?

I was homeless and slept in a parking garage during part of my time in high school. I worked 3 jobs to pull myself out of it in order to put myself through college eventually opening (and selling) a cigar company.

How far along are you? What's your biggest obstacle?

We have just released our newest version of the app to both Apple and Google App stores, we currently have 95 partner restaurants and over 1000 registered users that we are converting over from our MVP to our new version.

Our biggest obstacle and main focus for the upcoming quarters will be user growth.

Who are your competitors? Who is the biggest threat?

We view companies such as Groupon, Yelp, Seated to be competition as they operate in the space of driving people to restaurants. We view Yelp to be the biggest threat as they have the funding and staff to challenge if need be.

What do you understand that your competitors don't?

Coming from the restaurant industry, we understand how the costs related from our competitors platforms can end up hurting more than helping in a lot of scenarios. Also - we don't do "discounts" as restaurants don't like how it cheapens the feel of their place.

How will you make money?

We are a freemium platform. Free users get 3 complimentary appetizers per month, while premium users can claim one per day for $9.99/month.

We are currently exploring options to offer additional services to the restaurant end beyond the core platform. These additional features will have a charge attached to them.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is copy-cat. The power of the initial platform isn't in its technology but in its ability to easily connect interested diners and restaurants. Moving too slowly to other locations and allowing copy cats to get a strong share in new cities beforehand would force us to use heavier marketing to take it away and limit our ability to put that money towards additional growth potentially exacerbating the issue.

Our success is balanced around speed of growth to new areas and depth of growth, meaning how quickly we can get restaurants onboarded.

What do you need the most help with?

An area where additional expertise would be highly welcome would be in user growth and engagement - while we are confident we will find success in these through experimentation, but having extra knowledge is invaluable.